UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date: NOVEMBER 15, 2004                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Halo Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         November 15, 2004

3.       PRESS RELEASE

         The press release was released on November 15, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         November 15, 2004.



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                               HALO RESOURCES LTD.

                        #2300 - 1066 WEST HASTINGS STREET
                              VANCOUVER, BC V6E 3X2
                    TEL: (604) 601-8208   FAX: (604) 601-8209
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   NOVEMBER 15, 2004


             HALO RESOURCES ANNOUNCES SIGNING OF HEADS OF AGREEMENT WITH WOLFDEN RESOURCES INC. FOR BACHELOR LAKE PROPERTY


VANCOUVER,  BRITISH COLUMBIA,  NOVEMBER 15TH, 2004 - Halo Resources Ltd. (TSX.V:
HLO, OTC.BB: HLOSF) announces the signing of a Heads of Agreement (HOA) with Wolfden Resources Inc. regarding the option to earn a 50% interest of the Bachelor Lake Property in Quebec, Canada, owned by Metanor Resources Inc.


"We are pleased and excited with this acquisition and having the opportunity to add our expertise in exploration. It offers great new potential for both Halo and the Bachelor Lake Property," said Marc Cernovitch, Vice President of Corporate Development of Halo Resources Limited.


Under the terms of the HOA, Halo has the will acquire Wolfden's option to earn a 50% interest in the Property by paying, on closing: $1.25 million cash, and issuing 800,000 units, each unit comprised of one common share and one-half of one warrant. Each whole warrant shall entitle the holder to acquire one common share at a price of $1.50 for two years. Upon exercising the 50% option, Halo will issue a further 400,000 common shares to Wolfden. The shares issued to Wolfden will be subject to a one year hold period. If project financing is arranged and the property goes into commercial production, as a bonus payment, Halo will pay to Wolfden $250,000 cash and issue 250,000 common shares after 50,000 ounces of gold or gold equivalent have been produced from the Property, 25,000 of which ounces have been credited to Halo's account. Halo has also agreed to pay a 0.5% royalty on Halo's share of the net smelter return. The transaction is subject to the completion of definitive documentation, due diligence by Halo on the Bachelor lake Property, and receipt of all necessary regulatory approvals and consents, including acceptance by the TSX venture exchange.


Halo will assume, effective as of the date of the HOA, the balance of Wolfden's $3 million commitment to complete the funding of an exploration program that includes dewatering of the mine workings, rehabilitation and underground diamond drilling. To date Wolfden has expended approximately $1.6 million of the $3 million necessary to exercise the 50% option.


The Bachelor Lake Property is located in the Le Sueur Township, Desmaraisville sector of Quebec. The Property consists of two mining concessions of 51 mining claims for a total of 1851 hectares. The property has excellent exploration potential as well as near term production possibilities. The Bachelor Lake mine site includes an office, a shop, a warehouse complex, a compressor room, a headframe and a 500 ton per day mill with a cyanidation plant and crusher room.

The main exploration target has been previously identified as the 1,000 feet area below 12 level, the lowest extent of the previous mine operations. Mine production commenced from the upper portion of the mine in 1982 and ceased in 1989. During the latter part of mine operations, a "B" Vein was discovered on the 11 and 12 levels.

In January 1990, a 34-hole diamond drill program, conducted by Hecla Mining Company of Canada, below 12 level yielded significant results suggesting that the mineralization there is not merely a down-dip extension of the mined out deposit, but that the deposit enters into a different structural setting at depth. Check sampling and assaying performed by Wolfden on selected intervals from this deep drilling program confirmed that the "Main" and "B" veins are richer and wider at depth than previously indicated during mining.

Halo Resources Ltd.
November 15, 2004
Page 2



"The apparent vertical continuity of mineralization and increasing intensity of mineralization below 12 level suggest the potential to discover and develop significant additional resources" Cernovitch said. "We see the addition of this project as an excellent fit with Halo's business plan and we look forward to a quick completion of this acquisition and the commencement of the underground drill program as early as possible in 2005."

HALO RESOURCES LTD. (TSX.V:HLO/OTC.BB: HLOSF) is a Canadian-based resource company focused on the acquisition of near production base and precious based metal deposits. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects. Website: www.halores.com


                                      -30-

FOR MORE INFORMATION CONTACT:

Malinda Poe
Director of Corporate Communications
Tel: 604-601-8208
Fax: 604-601-8209
mpoe@halores.com


      The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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